**Schlitt Investor Services, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2015**

A computation of reserve requirements is not applicable to Schlitt Investor Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).